                                                                      EXHIBIT 12



                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)
                                  (UNAUDITED)


                                                                                                          Six Months
                                                           Year Ended September 30,                          Ended
                                            ---------------------------------------------------             March 31,
                                               1996       1997       1998      1999      2000                 2001
                                               ----       ----       ----      ----      ----                 ----
Income before income taxes and
extraordinary item                           $49,862    $62,452    $46,182    $78,144   $69,936          $31,668

Fixed charges                                 15,211     20,550     21,221     18,366    27,652           17,703
                                           ----------------------------------------------------------------------------
Earnings (A)                                  65,073     83,002     67,403     96,510    97,588           49,371


Imputed interest relating to rental
expense                                          941      1,057        925      1,138     1,471              697
Interest expense                              14,167     19,392     20,195     17,074    25,899           16,703

Amortization of deferred financing fees          103        101        101        154       282              303
                                           ----------------------------------------------------------------------------
Fixed charges                                $15,211    $20,550    $21,221    $18,366   $27,652          $17,703

Ratio of earnings to fixed charges (A)          4.28       4.04       3.18       5.25      3.53             2.79


-----------------------------------------------------
(A) For the purpose of calculating the ratio of earnings to fixed charges in 1997, 1998, 1999, 2000 and the six months ended March 31, 2001, "earnings" consists of income before income taxes and extraordinary item, and fixed charges. "Fixed charges" consists of interest expense, amortization of deferred financing fees and an estimate of interest within rental expense (deemed by us to be 30%).

Until 1997, income tax expense and interest expense were recorded only at the level of our corporate parent at that time, Sybron International Corporation (now known as Apogent Technologies Inc.). For the purpose of calculating the ratio of earnings to fixed charges in 1996, "earnings" consists of net income plus income taxes of 43%, Sybron International's effective tax rate in 1996, and fixed charges. "Fixed charges" in 1996 consists of an allocation of interest expense from Sybron International Corporation, amortization of deferred financing fees and an estimate of interest within rental expense (deemed by us to be 30%). The allocation of interest expense for 1996 was calculated using 35.88% of the total interest expense for Sybron International, which is the average historic percentage for 1997-2000.

As we did not pay any preferred stock dividends during the periods indicated above, the ratio of combined fixed charges and preference dividends to earnings is the same as the ratio of earnings to fixed charges.